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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  Form 12b-25

                    Commission file Number    0-12712    1-8964

NOTIFICATION OF LATE  FILLING

(Check One)   (X)  Form 10-K    ( )  Form 11-K   ( )  Form 20-F
              ( )  Form 10-Q    ( )  Form N-SAR

For period Ended: March 31, 2000

( ) Transition Report on Form 10-K  ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-K  ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

For the Transition Period Ended: N/A

Read attached instruction sheet before preparing from. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                               PART I
                       REGISTRANT INFORMATION

Full name of registrant:    Halifax Corporation

Former name (if applicable):  N/A

Address of principal executive office (Street and  number):

5250 Cherokee Avenue

City, State and Zip Code:    Alexandria, Virginia  22312


                             PART II
                     RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in a reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III
                              NARRATIVE

The Company is currently finalizing material modifications to its present credit facility. These modifications materially affect the information to be provided in the Form 10-K. Therefore, the Company was unable to complete its Form 10-K by the required filing date. The Company anticipates completing the modifications and filing the Form 10-K before the end of the extension period.

                               PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Joseph Sciacca,    (703) 750-2202

(2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchanged Act of 1934 or Section 39 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                ( X ) Yes   (  )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statement to be included in the subject report or portion thereof?
                                                (  ) Yes   ( X )  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Halifax Corporation_______________________
               (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:


Date:  June 29, 2000                 By:/s/Joseph Sciacca
                                   Joseph Sciacca
                                   Vice President and
                                   Chief Financial Officer